UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-38146

ZK INTERNATIONAL GROUP CO., LTD.

(Exact name of registrant as specified in its charter)

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Financial Statements and Exhibits

Exhibit No	Description
99.1	ZK International Group Co., Ltd. and Subsidiaries As of March 31, 2026 and September 30, 2025.
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2026	ZK International Group Co., Ltd.

	By:	/s/ Ruihong Ma
Ruihong Ma
Chief Executive Officer

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